SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of June, 2019

Commission File Number: 001-12102

YPF Sociedad Anónima

(Exact name of registrant as specified in its charter)

Macacha Güemes 515

C1106BKK Buenos Aires, Argentina

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes  ☐            No  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes  ☐                No  ☒

YPF Sociedad Anónima

ITEM

1	Translation of letter to the Buenos Aires Stock Exchange dated June 27, 2019.

TRANSLATION

Buenos Aires, June 27, 2019

To the

Bolsa de Comercio de Buenos Aires

(Buenos Aires Stock Exchange)

Ref.: Transfer of the Ensenada de Barragán Thermal Power Station

Dear Sirs:

The purpose of this letter is to comply with the requirements of Article 23, Chapter VII of the ByMA Listing Regulations.

In this regard, and continuing with our prior communications dated May 30, 2019, we inform you that on June 26, 2019, the sale and transfer by Integración Energética Argentina S.A. of the goodwill of the Thermal Power Station Ensenada de Barragán (“CTEB”) to CT Barragán S.A. (the “Purchaser Entity”), a company co-controlled by YPF S.A. and Pampa Cogeneración S.A., was executed.

Furthermore, as previously informed, the Purchaser Entity will be required to complete the necessary works for CTEB to operate on a combined cycle basis within a 30-month term.

Finally, we inform that the Purchaser Entity has entered into a syndicated loan agreement in an amount equal to US$170 million. This loan shall be on a non-recourse basis to its shareholders, provided that CTEB achieves commercial operation license within the aforementioned 30-month term.

Yours faithfully,

Germán Fernández Lahore

Market Relations Officer

YPF S.A.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

YPF Sociedad Anónima

Date: June 27, 2019	By:	/s/ Germán Fernández Lahore
	Name:	Germán Fernández Lahore
	Title:	Market Relations Officer